

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2023

Thomas FitzGerald
General Counsel
ZeroFox Holdings, Inc.
1834 S. Charles Street
Baltimore, Maryland, 21230

>   **Re: ZeroFox Holdings, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed March 31, 2023**
>   **File No. 333-271028**

Dear Thomas FitzGerald:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rucha Pandit at (202) 551-6022 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeffrey Ostrager